FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Material Change Report for a diamond exploration acquisition in the North West Territories, Canada.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: February 21, 2006

BY:

Chris Robbins

It’s       Vice President

Anglo Swiss Resources Inc.

Suite 1904 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

February 21, 2006

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1. Reporting Issuer

Anglo Swiss Resources Inc. (the “Company”)

#1904 – 837 West Hastings Street

Vancouver, British Columbia,  V6C 3N7

Phone: 604-683-0484

ITEM 2. Date of Material Change

January 19, 2006*

ITEM 3. Press Release

The Press Release was issued by the Company in Vancouver, British Columbia, on January 20, 2006, via CCN Mathews News Service. The Exchange Acceptance Release was issued on January 26, 2006.

ITEM 4. Summary of Material Change

Anglo Swiss Resources Inc. has entered into an Option Agreement with Impala Resources Inc. (“Impala”), a private B.C. company, whereby Anglo Swiss can acquire a 100-per-cent interest to 4 mineral claims (UFL 1&2 and AFR 6&7), covering approximately 10,330 acres in the diamond producing area of Lac de Gras, North West Territories (“NWT”).

ITEM 5. Full Description of Material Change

The Agreement is dated January 19, 2006, and is an Option Agreement to acquire 100% interest to the 4 mineral claims (UL 1&2 and AFR 6&7) in the Lac de Gras region of the North West Territories, Canada, from Impala Resources Inc., a company duly incorporated in the Province of British Columbia.

The purchase price is $12,500 payable within 30 days from exchange acceptance and 1,000,000 common shares paid within 5 business days of receiving approval from the TSX Venture Exchange.  Additional shares of Anglo Swiss Resources Inc. shall be issued to Impala as follows, upon further regulatory approvals being received:

200,000 shares on the discovery of each new kimberlite body to a cumulative total of 2,000,000 shares (the “Kimberlite Bonus”).

The Property is subject to a 2% Gross Overriding Royalty in favour of Impala (“GORR”) as defined in Schedule B of the Option Agreement. The parties agree that up to a maximum of 1% GORR may be purchased by Anglo Swiss Resources Inc for the price of $1,000,000.

Exchange approval received on January 26, 2006.

ITEM 6. Confidential Report

Not applicable.

ITEM 7. Omitted Information

Not applicable.

ITEM 8 Senior Officers

For further information please contact:

 Chris Robbins

 Vice-President

 #1904 – 837 West Hastings Street

 Vancouver, BC  V6C 3N7

 Tel: (604) 683-0484. email: angloswiss@shaw.ca

ITEM 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 31st day of January, 2006.

ANGLO SWISS RESOURCES INC.

Per:

s/  “Chris Robbins”

Chris Robbins

Director

cc: TSX Venture Exchange

News Release Dated January 20, 2006

ANGLO SWISS RESOURCES ACQUIRES DIAMOND CLAIMS IN THE “EKATI TREND’ COMPANY INCREASES CLAIMS TO 170,000 ACRES IN LAC DE GRAS, NWT

Anglo Swiss Resources Inc. has entered into an agreement with Impala Resources Inc., a private B.C. company, whereby Anglo Swiss has acquired a 100-per-cent interest to 4 strategically located mineral claims (UL 1&2 and AFR 6&7), covering approximately 10,330 acres situated within the diamond producing area of Lac de Gras, NWT.

Two of the claim groups are located within the newly penned “Ekati Trend” approximately 40 kilometres northeast of the Ekati diamond mine; and two claims are located 35 kilometers south of the DO27 diamondiferous kimberlite currently the focus of detailed exploration by Peregrine Diamonds et al. The company's new claims cover kimberlite indicator minerals (KIM) anomalies and airborne geophysical anomalies which require further work to prioritize drill targets.

Anglo Swiss will continue to evaluate other diamond properties within the Lac de Gras/Slave Craton area that meet its acquisition criteria. Anglo Swiss has since June of 2005, positioned itself as the majority holder of over 170,000 acres of claims of merit in under explored areas with unexplained kimberlite indicator mineral trains and/or kimberlite targets near known kimberlites and diamond mining operations.

Anglo Swiss has with this announcement acquired a majority interest in four projects which meet the acquisition criteria:

The Fry Inlet Diamond property consists of two adjacent properties located near Lac de Gras and lie approximately 60 kilometres north of the Ekati diamond mine, and 90 kilometres north of the Diavik diamond mine, Canada's first two diamond mines. These claim groups total 91,856 acres and host the LI 201 diamondiferous kimberlite. A technical report with further exploration recommendations has been filed on this property and is available on SEDAR. Work programs will commence this winter.

The MS 1-25 claim group covers approximately 52,459 acres in the diamond producing area of Lac de Gras, NWT. This acquisition is located approximately 35 kilometres southeast of the Diavik diamond mine and is proximal to the DO-27 kimberlite currently the focus of detailed exploration by Peregrine Diamonds et al. The MS claims cover kimberlite indicator minerals (KIM) anomalies and airborne geophysical anomalies which require further work to prioritize drill targets this year.

The Fishing Lake Diamond property lies about 110 kilometres north of Yellowknife, NWT, toward the western margin of the Slave Craton. The Fishing Lake property covers 16,631 acres and covers a region containing the probable source area for kimberlite indicator mineral trains identified during the first stage of exploration for diamonds on the Slave Craton in the mid 1990’s. Work programs will commence this winter.

These five claim groups total over 170,000 acres and are the probable source areas for unresolved KIM trains and include known diamondiferous kimberlite and numerous anomalies which warrant additional exploration. Anglo Swiss is currently compiling new and existing information from public and private sources for these claims to better prioritize further exploration, drill targets and bulk sampling.

In light of the close proximity to producing diamond mines, the presence of numerous diamondiferous kimberlites and KIMs, management is of the opinion that these properties are highly prospective for the further discovery of diamonds and that the acquisition of these claims significantly enhances the company's property position in the Lac de Gras region.

The acquisition of the four additional claims is subject to exchange approval and requires the Company to make cash payments totalling $12,500 and issuing one million shares of Anglo Swiss to the vendor. The vendor retain a 2-per-cent gross overriding royalty (GORR) on any diamond production, of which the company may purchase 1 per cent point for $1.0-million. A kimberlite discovery bonus is included by which the Company will pay to the vendor 200,000 common shares for each new kimberlite discovered, to a maximum of two million shares.

McAllister Property, South-east British Columbia

In lieu of the Company’s major focus on the Lac de Gras region for diamond exploration the Company has retained 8 mineral claims (4,840 acres) in southeastern British Columbia for diamond exploration. The main focus of the McAllister property is the McAllister Diatreme, identified as the host of a potential diamondiferous lamproite. The Company will re-assess the merits of this property within the current exploration year.

On behalf of the Board,

"Len Danard" President & CEO For further information please contact: Anglo Swiss Resources Inc. Internet: www.anglo-swiss.com Email: angloswiss@shaw.ca	Telephone: (604)683-0484 Fax: (604)683-7497

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT REPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.